Mail Stop 4561

May 18, 2007

Edward K. Zinser
Executive Vice President and
Chief Financial Officer
THQ Inc.
29903 Agoura Road
Agoura Hills, CA 91301

        Re: **THQ Inc.**
                 Form 10-K/A for the Fiscal Year Ended
                 March 31, 2006
                 Filed January 19, 2007
                 File No. 000-18813

Dear Mr. Zinser:

We have reviewed your response letter dated March 9, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended March 31, 2006 filed January 19, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Restatement of Consolidated Financial Statements, page 32

1.   We note your disclosures on page 32 where you indicate that in consideration of the adverse tax consequences under Section 409A, the Company unilaterally corrected the affected options that remain outstanding to increase the exercise price to the fair market value of your common stock on the revised measurement

    date, and to give the option holders a cash payment equal to the difference between the initial exercise price and the increased exercise price. Tell us how you determined that the Company could unilaterally make this change and please provide the specific provisions of your Stock Option Plan that the Company relied upon in making this determination.

2.   We further note that the Company estimates that the cash payment resulting from this modification will be approximately $2.4 million which will be made in the fourth quarter of fiscal 2007 and the Company will account for the impact of the corrected options as a stock option modification under SFAS 123(R). Revise to include the estimated incremental expense to the Company resulting from the modification to your affected options. In this regard, in addition to the $2.4 million compensation expense, disclose the estimated amount by which the fair value of the options will change as a result of such modifications.

Note 2. Restatement of Consolidated Financial Statements, page 71

3.   Please refer to comment 4 our letter dated March 9, 2007. The Staff, in consultation with the Office of the Chief Accountant of the Division of Corporation Finance (DCAO), continue to believe that your Form 10-K should be amended to include the restated stock-based compensation that should have been reported each fiscal year as well as a reconciliation of the total restated stock-based compensation cost to the cumulative adjustment to opening retained earnings. The Staff believes these disclosures could be satisfied by including the table provided in your response in your amended Form 10-K.   Furthermore, with regards to the related payroll tax expense, please expand your disclosures to include a discussion of these adjustments. For instance, explain why you recorded these payroll tax adjustments, how you determined the amount of such adjustments and when they were measured (i.e. date of grant, date of exercise, etc.).

Note 4. Allowance for Price Protection, Returns and Doubtful Accounts, page 77

4.   Please refer to comment 5 in our letter dated March 9, 2007. We note in your response that you believe your historical disclosures are in compliance with Rule 12-09 of Regulation S-X. However, we also note that you manage your accounts receivable allowances in the three categories described in your response and that you track your accounts receivable allowances in these categories as a result of the manner in which you estimate your exposure for each category. As a result of you managing these accounts separately based on your exposure in each category, we believe that such information is useful to an investor. Revise your disclosure to present each of the three categories separately similar to the schedule provided in your response.

Note 20. Quarterly Financial Data (Unaudited), page 90

5.   Please refer to comment 7 in our letter dated March 9, 2007. Pursuant to the guidance in the January 2007 letter from the Chief Accountant of the Division of Corporation Finance, the Staff, in consultation with DCAO, continue to believe that your Form 10-K should be amended to include the impact of your restatement on the individual balance sheet line items as previously reported in your Forms 10-Q. Please revise to include the restated quarterly balance sheet disclosures on a line-by-line basis for the full two-year period ended March 31, 2006.

General

6.   Where the Company has indicated in your responses that you will revise your disclosures in future filings, please keep in mind that your amended Form 10-K will be considered a "future filing" and such disclosures should be amended accordingly. We specifically refer you to your response to comments 6 and 8 in our letter dated March 9, 2007.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief